EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
(In thousands of Pesos except ratio data)	2014	2013	2012	2011	2010
Shares at the end of period	102,182,841	102,182,841	102,182,841	102,182,841	101,994,641
Yearly weighted average shares	102,182,841	102,182,841	102,182,841	102,176,138	102,006,730
Net (Loss) Income from continuing operations	(471,468)	(487,939)	(615,836)	485,361	(773,756)
Net (Loss) Income from discontinued operations	(43,013)	(63,482)	(165,280)	(293,778)	(231,558)
Net (Loss) Income for the year Attributable to Stockholders of Grupo TMM, S.A.B.	(516,902)	(556,406)	(786,454)	179,044	(1,026,128)
(Loss) Earnings per share from continuing operations	(4.614)	(4.775)	(6.027)	4.750	(7.585)
(Loss) Earnings per share from discontinued operations	(0.421)	(0.621)	(1.617)	(2.875)	(2.270)
(Loss) Earnings per share Attributable to Stockholders of Grupo TMM, S.A.B.	(5.059)	(5.445)	(7.697)	1.752	(10.059)